Delisting Determination,The Nasdaq Stock Market, LLC,
March 11, 2019, Yulong Eco-Materials Limited. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Yulong Eco-Materials Limited
(the Company), effective at the opening of the trading session on March 22, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5110(a).
The Company was notified of the Staffs determination on November 1, 2018. The Company appealed the determination to a Hearing Panel. However, the Company withdrew its appeal and on December 12, 2018, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on December 14, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on January 28, 2019.